MOL Plc.
Finance

25th November, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure

INVESTOR NEWS

RECEIVED
2004 DEC -6 P 2:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

25. November 2004

Change in the share ownership of senior executives and share sales of insider persons

MOL Hungarian Oil and Gas Company and the insider persons concerned hereby announce that on 25 November 2004, 220 convertible bonds were converted into 391,380 shares and allocated to the participants, in accordance with the convertible bond programme as approved by the Extraordinary General Meeting of MOL held on 1 September 2003. On 25 November 2004, the shares were also listed on the Budapest Stock Exchange.

The participants in the bond programme financed their bond subscription from credit facilities granted by a credit bank. Due to the financing structure, these subscribers are obliged to pay back the credit following the conversion of the bonds. The majority of the participants have sold MOL shares in order to repay the bank credit. They sold shares at HUF 11,720 per share on 25 November 2004, with the assistance of the Bank of Hungarian Savings Cooperatives Ltd. as investment service provider.

The share ownership of the senior executives changed as follows:

Name	Position	Share ownership before the transaction	Share ownership after the share allocation	Number of shares sold	Share ownership following the sale of shares
Zsolt Hernádi	Chairman-CEO	13,406	59,660	25,500	34,160
Dr Sándor Csányi	Vice chairman	11,386	23,839	0	23,839
György Mosonyi	CEO	898	32,920	32,022	898
Michel-Marc Delcommune	GCSO	18,723	36,513	17,790	18,723
László Akar	Member of the Board of Directors	2,866	11,761	8,895	2,866
Dr. Miklós Dobák	Member of the Board of Directors	9,591	20,265	10,674	9,591
dr. Gábor Horváth	Member of the Board of Directors	10,921	19,816	8,895	10,921
Dr. Ernő Kemenes	Member of the Board of Directors	1,570	10,465	8,895	1,570
Iain Paterson	Member of the Board of Directors	8,921	17,816	8,895	8,921
Mrs. Kálmán Simóka PhD	Member of the Board of Directors	1,570	10,465	8,895	1,570
Zoltán Áldott	Managing director	6,873	30,000	15,000	15,000
Sándor Fasimon	Managing director	0	14,232	14,232	0
Ferenc Horváth	Managing director	0	21,348	19,000	2,348
József Molnár	GCFO	0	14,232	14,232	0
Dr. József Szórád	Managing director	0	21,348	21,348	0

Further participants of the convertible bond programme, who in accordance with Article 200 of the Capital Market Act qualify as insider persons sold the following number of shares at HUF 11,720 per share on 25 November 2004, with the assistance of Bank of Hungarian Savings Cooperatives Ltd. as investment service provider:

Name	Position	Number of shares sold
Lajos Alács	MOL LUB, member of the Supervisory Board	8,895
Dr Ferenc Dénes	Slovnaft, member of the Board of Directors	8,895
Dr Ilona Bánhegyi	Slovnaft, member of the Supervisory Board	16,011
Dr Béla Kelemen	Slovnaft, member of the Board of Directors	8,895
László Fekete	Slovnaft Mao, chairman of the Board of Directors	14,232
László Geszti	INA, member of the Board of Directors	10,674
József Simola	TVK, member of the Supervisory Board	14,232
Béla Váradi	Slovnaft, member of the Supervisory Board	14,232